Mail Stop 3561

February 12, 2008

Mr. Alex Yue
Chief Executive Officer
Asiamart Inc.
Room 1508, Peninsula Square
18 Sung On Street
Hunghom, Kowloon, Hong Kong

       Re: **Asiamart, Inc.**
               Form 10-K for the fiscal year ended December 31, 2006
               Filed April 4, 2007
               Form 10-Q for the quarter ended March 31, 2007
               Filed May 16, 2007
               File No. 000-30292

Dear Mr. Yue:

     We have completed our review on the above referenced filings nd have no further comments at this time.

                           Sincerely,

                           Michael Moran
                           Accounting Branch Chief